January 7, 2025

Phyllis Newhouse
President
CID Holdco, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

       Re: CID Holdco, Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed January 5, 2025
           File No. 333-282600
Dear Phyllis Newhouse and Edmund Nabrotzky:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2025 letter.

Amendment No. 4 to the Registration Statement on S-4
Summary of the Proxy Statement/Prospectus
Ticker Symbols and Dividend Information, page 13

1. We note that you updated the most recent closing price for each share of SUAC Class
       A Common Stock, SUAC Unit and SUAC Public Warrant without changing the associated date. Please revise the date accordingly.
 January 7, 2025
Page 2

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page
142

2. We note your response to prior comments 4 and 5 in which you indicate that adjustment S has been removed from the Temporary Equity section.
However,
       adjustment S remains in all scenarios in the Temporary Equity section of the pro forma balance sheet. It is also unclear why you add cash to the cash held in trust account line-item referencing adjustment S and why the amounts of adjustments S to additional paid-in capital declines under each scenario. In addition, adjustments D1,
       D2, D3, and D4 do not balance. Revise your pro forma balance sheet to ensure the adjustment debits and credits net to zero, and the sum of the adjustments equals the line-item totals under each scenario.
       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Gerry Williams
      Krisanne Cunningham